Exhibit 21.1

List of Subsidiaries
of
Blueknight Energy Partners, L.P.

Name of Subsidiary	State of Organization
BKEP Finance Corporation	Delaware
BKEP Operating, L.L.C.	Delaware
BKEP Management, Inc.	Delaware
BKEP Crude, L.L.C.	Delaware
BKEP Sub, L.L.C.	Delaware
BKEP Pipeline, L.L.C.	Delaware
BKEP MotorCarrier, L.L.C.	Delaware
BKEP Services LLC	Texas
BKEP Materials, L.L.C.	Texas
BKEP Asphalt, L.L.C.	Texas
Knight Warrior LLC	Texas